SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2022

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

March 31, 2022

Consolidated statements of financial position March 31, 2022 and December 31, 2021 (In thousands of Reais - R$)

       Statements of financial position

Assets	Note	March 31, 2022	December 31, 2021

Current assets
Cash and cash equivalents	6	135,236	486,258
Financial investments	7	314,058	291,363
Trade receivables	8	956,479	850,683
Inventories	9	293,089	269,585
Deposits	10	166,274	191,184
Advance to suppliers and third parties	11	304,891	270,342
Recoverable taxes	12	225,445	176,391
Derivative assets	31.2	11,256	4,936
Other credits and amounts		234,819	147,299
Total current assets		2,641,547	2,688,041

Non-current assets
Financial investments	7	81,766	82,326
Deposits	10	1,615,900	1,757,842
Advance to suppliers and third parties	11	64,473	76,138
Recoverable taxes	12	41,611	72,976
Deferred taxes	13	70,620	75,799
Derivative assets	31.2	77,294	109,124
Other credits and amounts		38,788	41,718
Property, plant and equipment	14	9,029,056	7,675,170
Intangible assets	15	1,855,454	1,823,209
Total non-current assets		12,874,962	11,714,302

Total		15,516,509	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of financial position March 31, 2022 and December 31, 2021 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	March 31, 2022	December 31, 2021

Current liabilities
Loans and financing	16	721,158	634,614
Leases	17	1,970,753	2,057,687
Suppliers	18	1,860,462	1,820,056
Suppliers – factoring	19	9,786	22,733
Salaries, wages and benefits		346,765	374,576
Taxes payable	20	335,406	122,036
Landing fees		1,019,084	911,174
Advance ticket sales	21	2,752,828	2,670,469
Mileage program	22	1,358,868	1,298,782
Advances from customers		87,337	237,092
Provisions	23	491,992	477,324
Other liabilities		414,567	455,251
Total current liabilities		11,369,006	11,081,794

Non-current liabilities
Loans and financing	16	9,575,353	11,265,416
Leases	17	8,455,821	8,705,297
Suppliers	18	58,688	78,914
Salaries, wages and benefits		149,306	25,919
Taxes payable	20	46,643	24,414
Landing fees		265,698	277,060
Mileage program	22	323,944	318,349
Provisions	23	2,889,897	3,109,998
Deferred taxes	13	727	411
Other liabilities		508,543	568,449
Total non-current liabilities		22,274,620	24,374,227

Equity (deficit)
Capital stock	24.1	4,039,464	4,039,112
Advances for future capital increase		-	3
Treasury shares	24.2	(40,548)	(41,514)
Capital reserves		212,980	208,711
Equity valuation adjustments		(739,690)	(1,053,082)
Accumulated losses		(21,599,323)	(24,206,908)
Total deficit		(18,127,117)	(21,053,678)

Total liabilities and deficit		15,516,509	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of operations

Consolidated statements of operations Three-month periods ended on March 31, 2022 and 2021 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

	Note	March 31, 2022	March 31, 2021
Revenue
Passenger		3,011,802	1,416,278
Mileage program, cargo and other		208,650	151,349
Total revenue	28	3,220,452	1,567,627

Salaries, wages and benefits		(581,316)	(464,432)
Aircraft fuel		(1,205,675)	(566,128)
Landing fees		(165,577)	(114,065)
Aircraft, traffic and mileage servicing		(186,370)	(187,102)
Passenger service expenses		(190,269)	(108,016)
Sales and marketing		(164,693)	(66,361)
Maintenance, materials and repairs		(189,998)	(153,366)
Depreciation and amortization		(397,549)	(336,299)
Other income (expenses), net		(61,864)	(94,362)
Total operating costs and expenses		(3,143,311)	(2,090,131)

Income (Loss) before financial results and income tax and social contribution		77,141	(522,504)

Financial results
Financial income	29	18,256	13,124
Financial expenses	29	(756,608)	(516,752)
Derivative financial instruments	29	(5,666)	73,754
Total financial income (expenses), net		(744,018)	(429,874)

Loss before monetary and foreign exchange rate variation, net and income tax and social contribution		(666,877)	(952,378)

Monetary and foreign exchange rate variation, net	29	3,404,882	(1,532,444)

Income (Loss) before income tax and social contribution		2,738,005	(2,484,822)

Income tax and social contribution
Current		(124,976)	(28,831)
Deferred		(5,444)	7,862
Total taxes loss	13	(130,420)	(20,969)

Net income (loss) for the period		2,607,585	(2,505,791)

Income (Loss) attributable to:
Equity holders of the parent company		2,607,585	(2,528,403)
Non-controlling interest shareholders		-	22,612

Basic income (loss) per share	25
Per common share		0.188	(0.203)
Per preferred share		6.607	(7.105)

Diluted income (loss) per share	25
Per common share		0.188	(0.203)
Per preferred share		6.569	(7.105)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Statement of comprehensive income

Consolidated statements of comprehensive income (loss) Three-month period ended on March 31, 2022 and 2021 (In thousands of Reais - R$)

	March 31, 2022	March 31, 2021

Net income (loss) for the period	2,607,585	(2,505,791)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	314,169	96,722
Cumulative adjustment of conversion into subsidiaries	(777)	29
	313,392	96,751

Total comprehensive income (loss) for the period	2,920,977	(2,409,040)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	2,920,977	(2,431,665)
Non-controlling interest shareholders	-	22,625

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of changes in equity Three-month periods ended on March 31, 2022 and 2021 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income, net	-	-	-	-	-	-	96,722	-	16	-	-	96,738	13	96,751
Net income (loss) for the period	-	-	-	-	-	-	-	-	-	-	(2,528,403)	(2,528,403)	22,612	(2,505,791)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	96,722	-	16	-	(2,528,403)	(2,431,665)	22,625	(2,409,040)
Share-based payments expense	-	-	-	-	-	5,010	-	-	-	-	-	5,010	161	5,171
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Balances as of March 31, 2021	3,009,436	1,180	(62,215)	17,497	83,229	111,530	(1,214,354)	(26,669)	580	759,812	(19,513,773)	(16,833,747)	425,827	(16,407,920)

Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other comprehensive income (loss), net	-	-	-	-	-	-	314,169	-	(777)	-	-	313,392	-	313,392
Net income for the period	-	-	-	-	-	-	-	-	-	-	2,607,585	2,607,585	-	2,607,585
Total comprehensive income (loss) for the period	-	-	-	-	-	-	314,169	-	(777)	-	2,607,585	2,920,977	-	2,920,977
Share-based payments expense	-	-	-	-	-	5,235	-	-	-	-	-	5,235	-	5,235
Treasury shares transferred	-	-	966	(502)	-	(464)	-	-	-	-	-	-	-	-
Stock options exercised	352	(3)	-	-	-	-	-	-	-	-	-	349	-	349
Balances as of March 31, 2022	4,039,464	-	(40,548)	10,518	83,229	119,233	(604,632)	14,855	255	(150,168)	(21,599,323)	(18,127,117)	-	(18,127,117)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Consolidated statements of cash flows Three-month period ended on March 31, 2022 and 2021 (In thousands of Reais - R$)

	March 31, 2022	March 31, 2021

Net income (loss) for the period	2,607,585	(2,505,791)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation – aeronautical ROU	251,885	140,024
Depreciation and amortization – others	145,664	196,275
Allowance for expected loss on trade receivables	(994)	(815)
Provision for inventory obsolescence	280	50
Provision for maintenance deposit and reserve	6,284	9,678
Provision for losses on advance to suppliers and third parties	(144)	(4,640)
Adjustment to present value of provision for aircraft return	85,828	18,870
Deferred taxes	5,444	(7,862)
Disposals of property, plant and equipment and intangible assets	1,345	500
Sale-leaseback gains	(55,491)	-
Recognition of provisions and contingencies	172,502	184,041
Actuarial losses from post-employment benefits	-	4,353
Foreign exchange and monetary variation, net	(3,327,120)	1,503,093
Interest, costs, discounts and premiums on loans and financing and leases	525,121	421,967
Result of derivatives recognized in profit or loss	34,457	(27,103)
Provision for labor obligations	-	50,348
Share-based payments	5,235	5,171
Recovery of one-off tax credits	-	(57,422)
Other provisions	4,047	(1,007)
Adjusted net income	461,928	(70,270)

Changes in operating assets and liabilities:
Financial investments	(23,696)	13,820
Trade receivables	(113,501)	201,276
Inventories	(23,784)	7,252
Deposits	(52,098)	(36,742)
Advance to suppliers and third parties	(22,740)	167,636
Recoverable taxes	(17,689)	86,215
Variable and short-term leases	(5,106)	12,353
Suppliers	101,236	(117,066)
Suppliers – factoring	(12,947)	-
Salaries, wages and benefits	95,576	(53,944)
Taxes obligation	235,975	2,148
Landing fees	96,548	32,650
Advance from ticket sales	82,359	(388,760)
Mileage program	65,681	63,980
Advances from customers	(149,755)	52,882
Provisions	(61,954)	(83,492)
Derivatives	(5,369)	133,331
Other assets and liabilities, net	(34,737)	220,338
Interest paid	(192,068)	(215,462)
Income tax and social contribution paid	(376)	(23,506)
Net cash flows from operating activities	423,483	4,639

Financial investments in subsidiary – Smiles	-	127,445
Advances for property, plant and equipment acquisition, net	(39,517)	(65,574)
Acquisition of property, plant and equipment	(175,546)	(56,426)
Sale-leaseback transactions received	69,819	-
Acquisition of intangible assets	(49,032)	(26,084)
Net cash flows used in investing activities	(194,276)	(20,639)

8

Consolidated statements of cash flows Three-month period ended on March 31, 2022 and 2021 (In thousands of Reais - R$)

	March 31, 2022	March 31, 2021
Loans and financing issued, net of costs	-	10,952
Loans and financing payments	(34,067)	(123,541)
Payments of leases liabilities – aeronautical ROU	(525,130)	(125,302)
Payments of leases liabilities – others	(2,890)	(3,226)
Dividends and interest on shareholders’ equity paid to non-controlling interests	-	(23,139)
Capital increase	349	-
Net cash flows used in financing activities	(561,738)	(264,256)

Foreign exchange variation on cash held in foreign currencies	(18,491)	22,139

Decrease in cash and cash equivalents	(351,022)	(258,117)

Cash and cash equivalents at the beginning of the year	486,258	662,830
Cash and cash equivalents at the end of the period	135,236	404,713

The transactions that don’t affect cash and cash equivalents are presented in Note 32 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

9

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; services to maintain and repair aircraft, engines and parts; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The airline industry was significantly impacted in the first days of 2022 due to the significant growth in the number of Covid-19 cases, with the spread “omicron” variant, which led to the cancellation of flights by several companies in Brazil and in the world. Through its business model and dynamic operational air network management carried out by the Management since the beginning of the pandemic, GOL did not observe any impacts on its operation in the period, with regularity above 99% in January 2022 and market leadership in domestic routes with 38.5% market share this month. The flexible business model based on a single type of fleet proved to be decisive and suitable all instabilities caused by the Covid-19 pandemic.

During March 2022, with the slowdown in registered cases of Covid-19, several states and cities suspended the use of face masks, as well as other health restrictions, which contributed to the continuity of the resumption of domestic demand.

In the first quarter of 2022, Company increased offer, measured by available seat kilometer (ASK), by 44.4% compared to the same period in 2021 and demand grew by 46.5% following the same comparison, load factor increased by 1.1 percentage points (from 79.9% in the first quarter of 2021 to 81.0% in the first quarter of 2022). In the scenario of gradual resumption of demand, Company had an income before financial results and income tax and social contribution of R$77,141, for the first time since the beginning of the pandemic, in the first quarter of 2020.

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

In 2022, GOL maintained the initiative to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, together with actions to reduce human contact throughout the entire chain.

10

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.1.1	Impacts on the unaudited interim condensed consolidated financial statements

As mentioned, the pandemic’s impacts were immediate and severe for the Company, mainly resulting in adjustments to the operational air network, to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue and margins when compared to pre-pandemic periods.

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing these unaudited interim condensed consolidated financial statements, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended in March 31, 2022, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Measures taken by Management regarding the Russian invasion of Ukraine

On February 24, 2022, Russia started a military invasion of Ukraine, marking a sharp escalation in the existing conflict between these countries. The invasion received widespread condemnation from the international community, including sanctions aimed at crippling the Russian economy.

As a result of the invasion, Brent and WTI oil prices rose significantly, quoted above US$100 a barrel in March 31, 2022, with a direct impact on jet fuel, as describe in our consolidated statements of operations.

GOL's Management works with the Brazilian Association of Airlines (ABEAR) in negotiations with the federal government to contain the price increase and the consequent transfer through the increase in ticket prices. During the quarter ended March 31, 2022, given the increases in Brazilian jet fuel prices, Company reviewed financial projections, including its offer expectation measured by ASK.

11

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.3.	Corporate structure

The Company’s corporate structure and equity interest in the capital of its subsidiaries, on March 31, 2022, are shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					March 31, 2022	December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

12

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.4.	Capital structure and net working capital

On March 31, 2022, the net working capital is negative by R$8,727,459 (negative by R$8.393.753 on December 31, 2021). There was a higher negative net working capital due to investments and obligations with customers to prepare for the high season. Of the negative net working capital, on March 31, 2022, R$4,111,696 refers to advance ticket sales and the mileage program (R$3,969,251 on December 31, 2021), which are expected to be substantially recognized with services provided by the Company.

On March 31, 2022, the Company also had a deficit attributed to equity holders of the parent company of R$18,127,117 (R$21,053,678 on December 31, 2021). The variation observed in the period ended March 31, 2022 is mainly due to the Company´s profit and the exchange rate, with evaluation of the Real against the U.S. Dollar.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 92.8% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 46.0% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past five years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand and thus keeping high load factors, reducing costs and adjusting its capital structure, as well as implementing initiatives to restructure its balance sheet. In addition, the Company signed an exclusive codeshare agreement with American Airlines with a US$200 million investment made to the Company's capital, with effects in the financial information on second quarter 2022, as described in Note 34.

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors annually.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty about our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of March 31, 2022, do not include any adjustment that may result from inability to continue operating.

13

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.5.	Compliance program

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•      hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;

•      integrating the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;

•      monitoring transactions involving politically exposed persons;

•      improving our supervision procedures of the execution of services hired from third parties;

•      updating our hiring policies and the management of our contracts flows; and

•      reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

Our senior management has been constantly reinforcing our commitment towards improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

We voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation hired by us and of our agreement with the Federal Public Ministry.

The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board of directors or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to us arising out of the investigated transactions.

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate and discuss their analysis with them. These authorities may impose significant fines and possibly other sanctions on us.

1.6.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes from Congonhas Airport in São Paulo to regional destinations, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

This transaction should bring as main benefits: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

14

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction closing is subject to other conditions, which have not yet been fulfilled. Therefore, on March 31, 2022, there are no impacts on the Company's unaudited interim condensed consolidated financial statements.

1.7.	Acceleration of fleet transformation

Following the plan disclosed in the fiscal year ended December 31, 2021, GOL continued the execution of fleet transformation acceleration plan on March 31, 2022, receiving 8 Boeing 737-MAX aircraft though leasing contracts, 3 of which have purchase option.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations are resuming pre-pandemic levels and macroeconomic variables linked to costs due to the jet fuel price significantly higher, there is an increased need to accelerate the replacement of the current fleet of 737 NG with the objective of operational efficiency gains.

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the fleet transformation, Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 10.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future periods.

The Company is continually reviewing its judgments, estimates, and assumptions.

15

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the update of relevant information included in the annual financial statements related to the year ended December 31, 2021 disclosed on March 15, 2022.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2022, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.4.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on April 26, 2022.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2021, issued on March 15, 2022.

4.1.	New accounting standards and pronouncements adopted in the period

The following amendments to accounting standards became effective for periods beginning after January 1, 2022:

•      Onerous contracts – Costs of fulfilling a contract (Amendments to IAS 37);

•      Property, plant and equipment – Proceeds before intended use (Amendments to IAS 16);

•      Financial instruments - Fees in the ’10 per cent’ test for derecognition of financial liabilities (Amendments to IFRS 9);

•      Annual improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and

•      References to Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's quarterly information. Additionally, in the period ended March 31, 2022, no new standards or pronouncements were published which are expected to impact the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

16

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021
U.S. Dollar	4.7378	5.5805	4.9769	5,6383
Argentinian Peso	0.0427	0.0543	0.0455	0,0619

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, the operations have also shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19.

6.	Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash and bank deposits	92,702	116,123
Cash equivalents	42,534	370,135
Total	135,236	486,258

The breakdown of cash equivalents is as follows:

	March 31, 2022	December 31, 2021
Local currency
Private bonds	40,880	329,235
Automatic deposits	1,631	40,873
Total local currency	42,511	370,108

Foreign currency
Private bonds	23	27
Total foreign currency	23	27

Total	42,534	370,135

17

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

7.	Financial investments

	Weighted average rate (p.a.)	March 31, 2022	December 31, 2021
Local currency
Government bonds	116.3% of CDI	632	2,042
Private bonds	98.2% of CDI	306,881	288,056
Investment funds	67.0% of CDI	12,435	12,042
Total local currency		319,948	302,140

Foreign currency
Private bonds	0.4%	28,513	33,570
Investment funds		47,363	37,979
Total foreign currency		75,876	71,549

Total		395,824	373,689

Current		314,058	291,363
Non-current		81,766	82,326

Of the total amount recorded on March 31, 2022, R$346,482 (R$333,984 on December 31, 2021), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade receivables

	March 31, 2022	December 31, 2021
Local currency
Credit card administrators	287,839	200,601
Travel agencies	411,688	439,698
Cargo agencies	34,833	27,418
Airline partner companies	12,290	11,921
Other	31,929	18,852
Total local currency	778,579	698,490

Foreign currency
Credit card administrators	102,173	77,379
Travel agencies	52,221	38,999
Cargo agencies	242	211
Airline partner companies	22,666	27,863
Other	18,884	27,021
Total foreign currency	196,186	171,473

Total	974,765	869,963

Allowance for expected loss on trade receivables	(18,286)	(19,280)

Total trade receivables	956,479	850,683

18

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	March 31, 2022	December 31, 2021
Not yet due
Until 30 days	663,370	607,968
31 to 60 days	144,038	82,132
61 to 90 days	10,507	55,265
91 to 180 days	21,695	33,491
181 to 360 days	47,305	1,096
Above 360 days	110	379
Total not yet due	887,025	780,331

Overdue
Until 30 days	29,236	31,302
31 to 60 days	1,077	5,722
61 to 90 days	7,072	2,172
91 to 180 days	4,527	7,566
181 to 360 days	8,045	8,911
Above 360 days	19,497	14,679
Total overdue	69,454	70,352

Total	956,479	850,683

The changes in an expected loss on trade receivables are as follows:

	March 31, 2022	December 31, 2021
Balance at the beginning of the year	(19,280)	(18,047)
(Additions) Reversals	994	(1,233)
Balances at the end of the period	(18,286)	(19,280)

9.	Inventories

	March 31, 2022	December 31, 2021
Consumables	22,815	20,585
Parts and maintenance materials	226,448	201,470
Advances to suppliers	43,826	47,530
Total	293,089	269,585

The changes in the provision for obsolescence are as follows:

	March 31, 2022	December 31, 2021
Balances at the beginning of the year	(6,176)	(12,862)
Additions	(280)	(687)
Write-offs	247	7,373
Balances at the end of the period	(6,209)	(6,176)

10.	Deposits

	March 31, 2022	December 31, 2021
Maintenance deposits	852,881	1,000,995
Court deposits	592,949	575,917
Deposit in guarantee for lease agreements	336,344	372,114
Total	1,782,174	1,949,026

Current	166,274	191,184
Non-current	1,615,900	1,757,842

19

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

10.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until March 31, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on March 31, 2022 was R$222,487 (R$262,061 on December 31, 2021).

•	Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On March 31, 2022, the balance referring to such reserves was R$630,394 (R$738,934 on December 31, 2021).

10.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

10.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to suppliers and third parties

	March 31, 2022	December 31, 2021
Advance to domestic suppliers	291,628	255,024
Advances to international suppliers	53,616	42,524
Advance for materials and repairs	24,120	48,932
Total advances to suppliers	369,364	346,480

Current	304,891	270,342
Non-current	64,473	76,138

20

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

12.	Recoverable taxes

	March 31, 2022	December 31, 2021
IRPJ and CSLL prepayments	57,279	51,282
PIS and COFINS to recover	200,027	185,827
Value added tax (VAT) abroad	4,968	4,035
Other	4,782	8,223
Total	267,056	249,367

Current	225,445	176,391
Non-current	41,611	72,976

21

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2021	Statement of operations	Shareholders’ Equity(*)	March 31, 2022
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	50,385	-	-	50,385
Negative basis of social contribution	18,137	-	-	18,137
Temporary differences:
Allowance for expected loss on other credits	7,132	(5,120)	-	2,012
Provision for legal proceedings and tax liabilities	(94)	(8)	-	(102)
Others	239	-	(51)	188
Total deferred taxes – assets	75,799	(5,128)	(51)	70,620
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(202,522)	(2,037)	-	(204,559)
Breakage provision	(197,246)	(10,900)	-	(208,146)
Goodwill amortization for tax purposes	(143,297)	(11,728)	-	(155,025)
Derivative transactions	(502)	964	-	462
Allowance for expected loss on trade receivable and other credits	209,141	3,004	-	212,145
Provision for aircraft and engine return	310,746	5,077	-	315,823
Provision for legal proceedings and tax liabilities	243,826	10,007	-	253,833
Aircraft leases and others	84,500	4,117	-	88,617
Others	48,169	1,180	-	49,349
Total deferred taxes – liabilities	(411)	(316)	-	(727)
Total effect of deferred taxes - Income (Expenses)	-	(5,444)

(*) Exchange rate change recognized in other comprehensive income.

22

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on March 31, 2022 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	7,156
2023	26,511
2024	18,581
2025	16,274
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	March 31, 2022	December 31, 2021
Accumulated income tax losses	11,917,442	12,076,378
Potential tax credit	4,051,930	4,105,969

During the period ended March 31, 2022, the direct subsidiary GLA used tax loss carryforwards of R$158,936 to offset taxable income in this period, with a reduction of R$54,038 in current tax.

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for three-month periods ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021
Income (Loss) before income tax and social contribution	2,738,005	(2,484,822)
Combined tax rate	34%	34%
Income at the statutory tax rate	(930,922)	844,839

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	5,704	(35,386)
Non-deductible expenses, net	(15,710)	(35,119)
Exchange rate change on foreign investments	191,664	(99,770)
Tax loss carryforwards not previously recorded	54,038	-
Benefit (not constituted) on tax losses and temporary differences	564,906	(695,533)
Total income taxes	(130,420)	(20,969)

Income tax and social contribution
Current	(124,976)	(28,831)
Deferred	(5,444)	7,862
Total taxes loss	(130,420)	(20,969)

23

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

14.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2021							March 31, 2022
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-offs	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - ROU(1) with purchase option	9.48%	-	-	-	726,057	-	(8,654)	-	717,403	726,057	(8,654)
Aircraft - ROU(1) with no purchase option	18.33%	7,127,628	(1,958,755)	5,168,873	696,523	(21,422)	(236,570)	(133)	5,607,271	7,790,431	(2,183,160)
Spare parts and engines - Own (3) (4)	7.27%	2,062,646	(963,949)	1,098,697	59,893	-	(35,092)	(262)	1,123,236	2,122,219	(998,983)
Spare parts and engines - ROU	39.82%	129,223	(62,908)	66,315	-	17,575	(6,661)	-	77,229	146,798	(69,569)
Aircraft and engine improvements	46.64%	3,143,372	(2,370,691)	772,681	132,795	-	(83,532)	(1,098)	820,846	3,235,158	(2,414,312)
Tools	10.00%	56,826	(32,327)	24,499	296	-	(943)	(4)	23,848	57,116	(33,268)
		12,519,695	(5,388,630)	7,131,065	1,615,564	(3,847)	(371,452)	(1,497)	8,369,833	14,077,779	(5,707,946)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,076	(9,915)	1,161	-	-	(91)	(16)	1,054	11,060	(10,006)
Machinery and equipment	10.00%	62,837	(50,824)	12,013	71	-	(505)	(2)	11,577	62,169	(50,592)
Furniture and fixtures	10.00%	32,508	(22,024)	10,484	153	-	(464)	(2)	10,171	32,522	(22,351)
Computers, peripherals and equipment	13.33%	49,636	(40,869)	8,767	130	-	(852)	(11)	8,034	49,365	(41,331)
Computers, peripherals and equipment – ROU	35.18%	23,210	(20,251)	2,959	1,816	-	(824)	-	3,951	25,026	(21,075)
Third-party property improvements	16.18%	183,345	(166,832)	16,513	-	-	(2,403)	(59)	14,051	183,286	(169,235)
Third-party properties - ROU	8.26%	28,819	(24,186)	4,633	170,560	-	(4,171)	-	171,022	198,886	(27,864)
Construction in progress	15,410	-	15,410	635	-	-	-	16,045	16,045	-
		406,841	(334,901)	71,940	173,365	-	(9,310)	(90)	235,905	578,359	(342,454)

Impairment losses (2)	-	(26,854)	-	(26,854)	1,037	-	-	-	(25,817)	(25,817)	-
Total property, plant and equipment in use		12,899,682	(5,723,531)	7,176,151	1,789,966	(3,847)	(380,762)	(1,587)	8,579,921	14,630,321	(6,050,400)

Advances to suppliers	-	499,019	-	499,019	39,517	-	-	(89,401)	449,135	449,135	-
Total		13,398,701	(5,723,531)	7,675,170	1,829,483	(3,847)	(380,762)	(90,988)	9,029,056	15,079,456	(6,050,400)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On March 31, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On March 31, 2022, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

24

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2021					March 31, 2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Softwares	39.81%	508,650	(268,476)	240,174	49,032	(16,287)	272,919	544,501	(271,582)
Others	20.00%	10,000	(8,167)	1,833	-	(500)	1,333	10,000	(8,667)
Total		2,099,852	(276,643)	1,823,209	49,032	(16,787)	1,855,454	2,135,703	(280,249)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs. On March 31, 2022, no indications of impairment on the cash-generating unit were identified.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

25

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2021									March 31, 2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	16.67%	109,519	1,055,249	1,164,768	-	-	43,183	-	-	3,135	1,211,086	295,857	915,229
Working capital – Lines of credit (b)	10/2025	17.96%	48,239	9,757	57,996	-	(1,837)	1,047	(1,847)	-	-	55,359	47,993	7,366

Foreign currency contracts
Import financing (c)	07/2022	7.84%	138,034	-	138,034	-	-	2,413	(1,122)	(20,770)	-	118,555	118,555	-
Financing with Ex-lm Bank collateral (d)	12/2022	2.82%	99,396	-	99,396	-	(15,457)	117	(109)	(15,174)	502	69,275	69,275	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227	(13,820)	-	50,795	(42,692)	(295,498)	7,025	1,694,037	15,731	1,678,306
Spare engine facility (f)	09/2024	2.47%	24,651	125,106	149,757	-	(5,347)	837	(791)	(22,702)	70	121,824	20,894	100,930
Senior notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	59,591	(121,881)	(555,335)	2,298	3,089,451	35,928	3,053,523
Senior secured notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	68,104	-	(554,267)	9,528	2,975,342	61,591	2,913,751
Loan facility (i)	03/2028	4.22%	50,471	218,040	268,511	-	(11,426)	2,541	(2,564)	(39,405)	64	217,721	40,624	177,097
Perpetual bonds (j)	-	8.75%	17,743	858,843	876,586	-	-	17,247	(18,036)	(131,936)	-	743,861	14,710	729,151
Total			634,614	11,265,416	11,900,030	(13,820)	(34,067)	245,875	(189,042)	(1,635,087)	22,622	10,296,511	721,158	9,575,353

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to perform engine maintenance with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(f)	Loan backed by the Company's own engines, with maturity in 2024.
(g)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee of 5 engines in total, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

26

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On March 31, 2022 total loans and financing of the consolidated included funding costs and premiums totaling R$227,769 (R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$129,942 on March 31, 2022 (R$162,568 on December 31, 2021).

16.1.	Renegotiations during the three-month period ended on March 31, 2022

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Import financing

During the three-month period ended March 31, 2022, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.2.	Financing with Ex-lm Bank collateral

During the three-month period ended March 31, 2022, GLA also renegotiated the maturities of contracts of this type, with an impact on the interest rate, disclosed in the table above. The other conditions of this operation remain unchanged.

16.2.	Loans and financing – Non-current

On March 31, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without maturity date	Total
In domestic currency
Debentures	430,735	484,494	-	-	-	-	915,229
Working capital – Lines of credit	2,785	2,500	2,081	-	-	-	7,366
In foreign currency
ESN 2024	-	1,678,306	-	-	-	-	1,678,306
Spare engine facility	15,629	85,301	-	-	-	-	100,930
Senior notes 2025	-	-	3,053,523	-	-	-	3,053,523
Senior secured notes 2026	-	-	-	2,913,751	-	-	2,913,751
Loan facility	21,904	30,088	31,150	66,589	27,366	-	177,097
Perpetual notes	-	-	-	-	-	729,151	729,151
Total	471,053	2,280,689	3,086,754	2,980,340	27,366	729,151	9,575,353

27

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.3.	Fair Value

The fair value of loans and financing as of March 31, 2022, is as follows:

	Book value (*)	Fair value
Debentures	1,211,086	1,201,883
ESN 2024	1,694,037	1,691,883
Senior notes 2025	3,089,451	2,602,781
Senior secured notes 2026	2,975,342	2,827,969
Perpetual bonds	743,861	559,627
Other loans and financing	582,734	582,734
Total	10,296,511	9,466,877

(*) Total net of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior secured notes 2026.

After the renegotiation of the debentures during the year ended December 31, 2021, the mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2021, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in June 2022.

28

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

17.	Leases

On March 31, 2022, the balance of leases payable includes: (i) R$23,389 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$28,440 on December 31, 2021), which fall under the exemption provided for in IFRS 16; and (ii) R$10,403,185 referring to the present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2021										March 31, 2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Interest paid	Interest incurred	Exchange rate change	Total	Current	Non-current
Agreements in local currency
Without no purchase option	10.81%	29,456	8,552	38,008	170,560	(242)	(2,890)	-	-	15,269	-	220,705	43,256	177,449
Without purchase option	15.71%	-	-	-	1,816	-	-	-	-	-	-	1,816	908	908
Agreements in foreign currency
Without no purchase option	10.09%	1,999,791	8,696,745	10,696,536	690,189	-	(3,847)	(521,415)	-	234,671	(1,647,686)	9,448,448	1,833,765	7,614,683
Without purchase option	6.76%	-	-	-	813,571	-	-	(3,715)	(3,026)	6,684	(81,298)	732,216	69,435	662,781
Total		2,029,247	8,705,297	10,734,544	1,676,136	(242)	(3,847)	(528,020)	(3,026)	256,624	(1,728,984)	10,403,185	1,947,364	8,455,821

In the three-month period ended March 31, 2022, the Company directly recognized in the cost from services, totaling R$279 related to short-term leases and variable payments, on a straight-line basis.

29

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	March 31, 2022	December 31, 2021
2022	2,266,979	2,977,345
2023	2,236,533	2,370,391
2024	1,886,717	1,970,832
2025	1,631,032	1,673,635
2026	1,358,425	1,360,011
2026 onwards	5,398,398	4,610,635
Total minimum lease payments	14,778,084	14,962,849
Less total interest	(4,351,510)	(4,199,865)
Present value of minimum lease payments	10,426,574	10,762,984
Less current portion	(1,970,753)	(2,057,687)
Non-current portion	8,455,821	8,705,297

17.1.	Sale-leaseback transactions

During the three-month period ended March 31, 2022, the Company recognized a net gain of R$55,491 from the sale-leaseback transactions of 7 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net” (during the three-month period ended March 31, 2021, the Company did not carry out sale-leaseback transactions).

18.	Suppliers

	March 31, 2022	December 31, 2021
Local currency	1,420,224	1,401,093
Foreign currency	498,926	497,877
Total	1,919,150	1,898,970

Current	1,860,462	1,820,056
Non-current	58,688	78,914

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On March 31, 2022, the amount recorded under current liabilities arising from forfeiting operations was R$9,786 (R$22.733 on December 31, 2021).

20.	Taxes payable

	March 31, 2022	December 31, 2021
PIS and COFINS	141,099	71,515
Installment payments	60,079	34,213
Withholding income tax on salaries	47,259	32,940
ICMS	594	244
IRPJ and CSLL payable	126,007	366
Other	7,011	7,172
Total	382,049	146,450

Current	335,406	122,036
Non-current	46,643	24,414

30

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

21.	Advance ticket sales

On March 31, 2022, the balance of advance ticket sales classified in current liabilities was R$2,752,828 (R$ 2,670,469 on December 31, 2021) and is represented by 7,197,598 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 154 days (126 days on December 31, 2021).

Balances of advance ticket sales are shown net of breakage corresponding to R$246,323 on March 31, 2022 (R$226,905 on December 31, 2021).

On March 31, 2022, the Company has reimbursements to pay related to non-performed transports in the amount of R$271,624 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Mileage program

	March 31, 2022	December 31, 2021
Mileage program	2,176,406	2,097,432
Breakage	(493,594)	(480,301)
Total	1,682,812	1,617,131

Current	1,358,868	1,298,782
Non-current	323,944	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Recognition (Reversal) of provision	15,835	120,536	54,558	190,929
Provisions used	-	(9,739)	(52,215)	(61,954)
Present value adjustment	1,995	83,833	-	85,828
Exchange rate variation	-	(415,732)	(4,504)	(420,236)
Balances on March 31, 2022	93,269	2,458,731	829,889	3,381,889

On March 31, 2022
Current	-	491,992	-	491,992
Non-current	93,269	1,966,739	829,889	2,889,897
Total	93,269	2,458,731	829,889	3,381,889

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

31

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2021.

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for legal proceedings

On March 31, 2022, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Civil	177,910	188,500	65,090	55,193
Labor	482,203	475,191	95,542	102,216
Tax	169,776	168,360	730,372	701,556
Total	829,889	832,051	891,004	858,965

In September 2020, a class action complaint was filed against the Company and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. In March 2022, the New York court decided to dismiss the case. Consequently, we have not made any provisions related to this matter.

Details about the other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2021. In the period ended March 31, 2022, there were no other changes regarding new proceedings or reclassification of the relevant risk of loss.

24.	Shareholders’ equity

24.1.	Capital stock

On March 14, 2022, the Company's Board of Directors approved the capital increase in the amount of R$352, with the issuance of 35,673 preferred shares, all registered and without par value, resulting from the exercise of the stock option granted to eligible employees under the Stock Option Plan.

32

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On March 31, 2022, the Company's share capital was R$4,039,464 (R$4,039,112 on December 31, 2021), represented by 3,178,079,596 shares, with 2,863,682,710 common shares and 314,396,886 preferred shares (3,178,043,923 shares, comprised by 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on March 31, 2022 and December 31, 2021.

The Company’s shares are held as follows:

	March 31, 2022			December 31, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
MOBI (1) (2)	100.00%	32.80%	46.68%	100.00%	32.81%	46.69%
AirFrance – KLM	-	1.35%	1.07%	-	1.35%	1.07%
Path Brazil (2)	-	3.45%	2.74%	-	3.45%	2.74%
Others	-	1.54%	1.21%	-	1.54%	1.22%
Market	-	60.86%	48.30%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on March 31, 2022 and December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On March 31, 2022, the Company had 1,188,970 treasury shares, totaling R$40,548 (1,217,285 shares totaling R$41,514 on December 31, 2021). On March 31, 2022, the closing market price for treasury shares was R$17.20 (R$17.03 on December 31, 2021).

33

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

25.	Results per share

The Company's income (loss) per share was determined as follows:

	March 31, 2022			March 31, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net income (loss) for the three-month period attributed to controlling shareholders	538,511	2,069,074	2,607,585	(581,358)	(1,947,045)	(2,528,403)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	313,179		2,863,683	274,024
Effect of dilution from stock options	-	1,806		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	314,985		2,863,683	274,024

In Brazilian Real (R$)
Basic income (loss) per share	0.188	6.607		(0.203)	(7.105)
Diluted income (loss) per share	0.188	6.569		(0.203)	(7.105)

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2021, and did not change during the three-month period ended on March 31, 2022.

26.1.	Stock option plan - GOL

The movement of the stock options outstanding for in the three-month period ended on March 31, 2022, is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2021	7,432,661	12.90
Options exercised	(1,100)	2.62
Options canceled and adjustments in estimated prescribed rights	(1,898,519)	20.78
Outstanding options on March 31, 2022	5,533,042	14.53

Number of options exercisable on:
December 31, 2021	6,407,403	12.62
March 31, 2022	5,025,847	14.91

The expense recognized in the statement of operations for period corresponding to the stock option plans in the three-month period ended March 31, 2022, was R$2,552 (R$2,788 in the three-month period ended March 31, 2021).

34

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

26.2.	Restricted share plan - GOL

On March 31, 2022, the company transferred 28,315 treasury shares to settle the restricted stock plan. As of March 31, 2022, the Company has 1,517,935 restricted shares (1,546,250 as of December 31, 2021).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month period ended March 31, 2022, was R$2,683 (R$2,047 in the three-month period ended March 31, 2021).

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•     Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•     Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2026.

In the three-month period ended March 31, 2022, GLA recognized total expenses related to these services of R$1.195 (R$13 in the three-month period ended March 31, 2021). On the same date, the balance payable to related companies, under “Suppliers”, was of R$3,508 (R$3,397 on December 31, 2021).

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control Mobi and Path Brazil, the main shareholders of the Company.

35

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

27.3.	Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the three-month period ended on March 31, 2022, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$2,567 (R$32,572 in the three-month period ended March 31, 2021). On March 31, 2022, the Company has R$110,373 in the “Suppliers” account under current liabilities (R$99,976 on December 31, 2021).

27.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA.

In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Grupo Comporte are owned by the individuals who control Mobi and Path Brazil, the Company's main shareholders.

27.5.	Compensation of key management personnel

	March 31, 2022	March 31, 2021
Salaries, wages and benefits (*)	9,550	9,638
Related taxes and charges	4,071	1,500
Share-based compensation	5,713	4,969
Total	19,334	16,107

(*) Includes compensation for members of the Management and audit committee.

28.	Revenue

	March 31, 2022	March 31, 2021
Passenger transportation (*)	3,115,492	1,462,845
Cargo transportation	104,229	85,144
Mileage program	117,596	88,264
Other revenue	10,559	7,726
Related tax	(127,424)	(76,352)
Revenue	3,220,452	1,567,627

(*) Of the total amount, the total of R$56,314 for the three-month period ended on March 31, 2022, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$112,147 for the three-month period ended March 31, 2021).

In the three-month periods ended March 31, 2022 and March 31, 2021, revenues earned in the international market represent less than 10% of total revenues.

36

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

29.	Financial results

	March 31, 2022	March 31, 2021
Financial income
Interest on financial investments	12,634	6,839
Others (a)	5,622	6,285
Financial income	18,256	13,124

Financial expenses
Interest and costs on loans and financing	(268,497)	(194,640)
Interest on leases	(256,624)	(227,327)
Interest on the provision for aircraft return	(83,833)	(18,870)
Commissions, bank charges and interest on other operations (c)	(100,945)	(52,608)
Others	(46,709)	(23,307)
Financial expenses	(756,608)	(516,752)

Derivative financial instruments
Conversion right and derivatives - ESN (b)	(2,966)	72,490
Other derivative financial instruments	(2,700)	1,264
Derivative financial instruments	(5,666)	73,754

Monetary and foreign exchange rate variation, net	3,404,882	(1,532,444)

Total	2,660,864	(1,962,318)
(a)	For the three-month period ended on March 31, 2022, the amount of R$4,302, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$4,791 for the three-month period ended March, 2021).
(b)	See Note 31.2 (ESN and Capped call).
(c)	The increase in these expenses in the period is substantially linked to interest on prepayment of receivables in line with sales growth.

30.	Commitments

On March 31, 2022, the Company had 96 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$17,771,983 (R$21,947,804 on December 31, 2021) corresponding to US$3,751,104 on March 31, 2022 (US$3,932,946 on December 31, 2021) and are segregated as follows:

	March 31, 2022	December 31, 2021
2022	987,670	2,805,899
2023	3,540,630	3,384,587
2024	4,784,634	6,101,396
2025	5,631,487	6,428,138
2026	2,827,562	3,227,784
Total	17,771,983	21,947,804

37

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Of the total commitments presented above, the Company should disburse the amount of R$6,080,489 (corresponding to US$1,283,399 on March 31, 2022) as advances for aircraft acquisition, according to the financial flow below:

	March 31, 2022	December 31, 2021
2022	213,988	248,109
2023	1,232,837	1,174,768
2024	1,673,243	2,145,764
2025	1,973,204	2,279,227
2026	987,217	1,141,513
Total	6,080,489	6,989,381

31.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on March 31, 2022 and December 31, 2021 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Assets
Cash and bank deposits	92,702	116,123	-	-
Cash equivalents	42,534	370,135	-	-
Financial investments	395,824	373,689	-	-
Trade receivables	-	-	956,479	850,683
Derivative assets	88,550	114,060	-	-
Deposits (a)	-	-	1,189,225	1,373,109
Other credits and amounts	-	-	273,607	189,017

Liabilities
Loans and financing (b)	129,942	162,568	10,166,569	11,737,462
Leases	-	-	10,426,574	10,762,984
Suppliers	-	-	1,919,150	1,898,970
Suppliers - factoring	-	-	9,786	22,733
Other liabilities	-	-	923,110	1,023,070
(a)	Excludes court deposits, as described in Note 10.
(b)	The amounts on March 31, 2022 and December 31, 2021, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the three-month period ended March 31, 2022, there was no change in the classification between categories of the financial instruments.

38

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	-	(2,855)	(29,876)	32,626	-	(105)
Gains (losses) recognized in equity valuation adjustments	1,852	-	-	-	-	-	1,852
Payments during the period	-	-	5,369	-	-	-	5,369
Derivatives assets (liabilities) on March 31, 2022	8,742	-	2,514	77,294	(129,942)	-	(41,392)
Derivative assets – Current	8,742	-	2,514	-	-	-	11,256
Derivative assets – Non-current	-	-	-	77,294	-	-	77,294
Loans and financing	-	-	-	-	(129,942)	-	(129,942)

Changes in the adjustment of equity valuation
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the period	1,852	-	-	-	-	-	1,852
Adjustments of hedge accounting of revenue	-	-	-	-	-	289,363	289,363
Net reversal to income (expenses)	(2,588)	1,697	-	-	-	23,845	22,954
Balances on March 31, 2022	(9,964)	(295,132)	-	-	-	(299,536)	(604,632)

Effects on income (expenses)	2,588	(1,697)	(2,855)	(29,876)	32,626	(313,208)	(312,422)
Revenue	-	-	-	-	-	(29,527)	(29,527)
Aircraft fuel	736	-	-	-	-	-	736
Derivative financial results	1,852	(1,697)	(2,855)	(16,786)	13,820	-	(5,666)
Monetary and foreign exchange rate variation, net	-	-	-	(13,090)	18,806	(283,681)	(277,965)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On March 31, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2022	2023	2024	2025	2026	2026 onwards
Fuel	(9,964)	-	-	-	-	-
Interest rate	(5,389)	(28,033)	(32,781)	(34,419)	(34,252)	(160,258)
Revenue hedge	(61,199)	(131,057)	(107,280)	-	-	-
Total	(76,552)	(159,090)	(140,061)	(34,419)	(34,252)	(160,258)

39

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.3.	Market risks

31.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on March 31, 2022 at US$100.28:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	75.21	(3,477)
Decline in prices/barrel (-10%)	90.25	(1,203)
Increase in prices/barrel (+10%)	110.31	934
Increase in prices/barrel (+25%)	125.35	1,907

31.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On March 31, 2022, the Company and its subsidiaries have open interest derivative agreements.

On March 31, 2022, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	11.65%	0.51%
Exposure amount (probable scenario) (b)	(904,557)	(2,152,137)
Remote favorable scenario (-25%)	26,828	2,736
Possible favorable scenario (-10%)	10,731	1,094
Possible adverse scenario (+10%)	(10,731)	(1,094)
Remote adverse scenario (+25%)	(26,828)	(2,736)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of March 31, 2022.

31.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

40

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	March 31, 2022	December 31, 2021
Assets
Cash, cash equivalents and financial investments	139,923	153,040
Trade receivables	196,186	171,473
Deposits	1,189,225	1,373,109
Derivative assets	88,550	114,060
Total Assets	1,613,884	1,811,682

Liabilities
Loans and financing	(9,030,066)	(10,677,266)
Leases	(10,204,053)	(10,724,976)
Suppliers	(498,926)	(497,877)
Provisions	(2,458,731)	(2,679,833)
Total Liabilities	(22,191,776)	(24,579,952)

Exchange rate exposure liabilities	(20,577,892)	(22,768,270)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(17,771,983)	(21,947,804)
Total	(17,771,983)	(21,947,804)

Total exchange rate exposure R$	(38,349,875)	(44,716,074)
Total exchange rate exposure - US$	(8,094,448)	(8,012,915)
Exchange rate (R$/US$)	4.7378	5.5805

As of March 31, 2022, the Company adopted the closing exchange rate of R$4.7378/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of March 31, 2022:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	4.7378	20,577,892
Dollar depreciation (-25%)	3.5534	5,144,473
Dollar depreciation (-10%)	4.2640	2,057,789
Dollar appreciation (+10%)	5.2116	(2,057,789)
Dollar appreciation (+25%)	5.9223	(5,144,473)

31.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

41

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

31.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on March 31, 2022 and December 31, 2021 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	445,327	275,831	8,819,867	755,486	10,296,511
Leases	1,198,746	772,007	4,592,335	3,863,486	10,426,574
Suppliers	1,860,462	-	58,688	-	1,919,150
Suppliers – factoring	9,786	-	-	-	9,786
Other liabilities	414,567	-	508,543	-	923,110
On March 31, 2022	3,928,888	1,047,838	13,979,433	4,618,972	23,575,131

Loans and financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers – factoring	22,733	-	-	-	22,733
Others	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

42

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	March 31, 2022	December 31, 2021
Total loans and financing	10,296,511	11,900,030
Total leases	10,426,574	10,762,984
(-) Cash and cash equivalents	(135,236)	(486,258)
(-) Financial investments	(395,824)	(373,689)
Net indebtedness	20,192,025	21,803,067

32.	Non-cash transactions

	March 31, 2022	March 31, 2021
Dividends payable (Non-controlling interest / Other liabilities)	-	236,992
Write-off of lease agreements (Property, plant and equipment / Leases payable)	242	-
Amortization of debt with financial investments (Financial investments / Loans and financing)	-	198,270
Amortization of debt whit deposits (Deposits / Leases payable)	-	2,838
Sale-leaseback (Property, plant and equipment / Leases payable)	1,422,580	-
Right of use of flight equipment (Property, plant and equipment / Leases payable)	172,376	153,126
Lease agreement renegotiation (Property, plant and equipment / Leases payable)	3,847	2,500
Provision for aircraft return (Property, plant and equipment / Provisions)	18,427	(3,629)
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	314,169	-
Treasury shares transferred (Treasury shares / Capital reserves)	966	-

43

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the three-month periods ended March 31, 2021, and 2020:

	March 31, 2022
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Capital increase with shares to be issued	Variation in variable and short-term leases	Property, plant and equipment acquisition through new agreements	Leases write-off	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	11,900,030	(34,067)	(189,042)	-	-	-	-	(1,635,087)	268,497	-	(13,820)	10,296,511
Leases	10,762,984	(528,020)	(3,026)	-	(5,106)	1,676,136	(242)	(1,728,929)	256,624	(3,847)	-	10,426,574
Capital stock	4,039,112	349	-	3	-	-	-	-	-	-	-	4,039,464

	March 31, 2021
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements	Variation in variable and short-term leases	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	(112,589)	(215,462)	-	-	(198,270)	-	878,083	194,640	-	(116,546)	10,406,822
Leases	7,584,192	(128,528)	-	153,126	12,353	(2,838)	-	728,389	227,327	2,500	-	8,576,521
Dividends and interest on shareholders’ equity to pay (1)	23,139	(23,139)	-	-	-	-	236,992	-	-	-	-	236,992

44

Notes to the unaudited interim condensed consolidated financial information statements March 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

34.	Subsequent Events

34.1.	Exclusive codeshare agreement with American Airlines

Following the agreement signed between GOL and American Airlines to expand their commercial cooperation, in April 2022 the Company announced a capital increase in the minimum amount of R$948,320, paid in by American Airlines on April 13, 2022. In this transaction, American Airlines obtains the right to appoint a member to GOL's Board of Directors for the next three years. The shareholders of the Company are entitled to pro rata preemptive in the subscription of preferred shares and may assign such preemptive rights to third parties until May 13, 2022.

34.2.	Landmark cargo and logistics services agreement

In April 2022, Company signed a 10-year cargo service agreement with Mercado Livre. The agreement includes a dedicated freighter fleet of six Boeing 737-800 BCF and is expected to begin operations during second semester 2022. There is also the option of adding another six cargo aircraft by 2025.

GOL’s agreement with Mercado Livre is part of the Company’s investment to serve the needs of the growing Brazilian e-commerce market. As a result, the Company plans to increase its range of services and tonnage capacity to generate additional incremental revenue.

45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer